

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

<u>Via E-mail</u>
Anthony S. Loumidis, Chief Financial Officer
EuroSite Power Inc.
45 First Avenue
Waltham, MA 02451

      Re: EuroSite Power Inc.
              Form 10
              Filed November 18, 2011
              File No. 000-54484

Dear Mr. Loumidis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Brigitte Lippmann   for

                      Mara L. Ransom
                      Assistant Director